

April 18, 2018

Zhuoyu Li
Chief Executive Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi'an, Shaanxi Province, PRC 710065

> **Re: China Green Agriculture, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2017**
> **File No. 001-34260**

Dear Mr. Li:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure